April 11, 2006

Via Facsimile & Edgarlink

Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, D.C. 20549 Attn: William A. Bennett, Esq.

Re:	Path 1 Network Technologies Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed April 10, 2006

File No. 333-130876

Dear Mr. Bennett:

Path 1 Network Technologies Inc. (the “Company”), as required by Rule 461(a) under the Securities Act of 1933, as amended, hereby requests that the effective date for the Registration Statement, as amended and referred to above, be accelerated to 5:30 p.m. Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as practicable.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Path 1 Network Technologies Inc.

By:	/s/ Jeremy Ferrell
Jeremy Ferrell, Interim Chief Financial Officer

cc: Thomas Tullie